UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-41221 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING November 1, 2016 (MM/DD/YY) AND ENDING October 31, 2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK J. MULLER EQUITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 CAYUGA ROAD
(No. and Street)

| SCARSDALE | NY | 10583 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK MULLER — 917-880-3779
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

| 2 SEAVIEW BOULEVARD | PORT WASHINGTON | NY | 11050 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MARK J. MULLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK J. MULLER EQUITIES, INC., as of OCTOBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

MERIC JUSTIN GREENBAUM
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Kings County
02GR6322142
MY COMMISSION EXPIRES 03/30/2019

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MARK J. MULLER EQUITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

### OCTOBER 31, 2017

# Lilling & Company LLP

Certified Public Accountants

***REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM***

To the Stockholders or Board of Directors
Mark J. Muller Equities, Inc.
Scarsdale, NY

We have audited the accompanying statement of financial condition of Mark J. Muller Equities, Inc. as of October 31, 2017. This financial statement is the responsibility of Mark J. Muller Equities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mark J. Muller Equities, Inc. as of October 31, 2017 in accordance with accounting principles generally accepted in the United States of America.



Lilling + Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Port Washington, New York***
***January 10, 2018***

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

## MARK J. MULLER EQUITIES, INC.
### STATEMENT OF FINANCIAL CONDITION
### FOR THE YEAR ENDED OCTOBER 31, 2017

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 46,598 |
| Commission receivable | | 149,693 |
| Due from clearing broker | | 90,420 |
| Other assets | | 4,325 |
| Total assets | $ | 291,036 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**Liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 106,732 |
| Subordinated borrowings (Note 4) | | 50,000 |
| Total liabilities | | 156,732 |

**Commitments and Contingencies** (Note 6)

**Stockholder's equity** (Note 5)

| | |
|---|---:|
| Common stock | 25,000 |
| Additional Paid in Capital | 434,796 |
| Retained earnings (deficit) | (325,492) |
| Total Stockholder's equity | 134,304 |

| | | |
|---|---|---:|
| Total liabilities and stockholder's equity | $ | 291,036 |

**Note 1 -**     **Organization and Nature of the Business**

Mark J. Muller Equities, Inc. (the Company) is a New York State S-corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Note 2 -**     **Summary of Significant Accounting Policies**

**a)**    **Basis of Accounting**
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

**b)**    **Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

**c)**    **Securities Transactions, Commissions and Revenue Recognition**
Securities transactions are recorded on a trade date basis. Commission executions fees and rebate income and related clearing charges are recorded on a trade date basis as securities transactions occur. Consulting income is recorded as earned.

**d)**    **Concentrations of Credit Risk**
Financial instruments that potentially subject the Company to credit risk consist primarily of trade accounts receivable. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities, Inc. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non-performance.

**d)      Concentrations of Credit Risk (continued)**

In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date.   The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations.   Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels.   The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Two customers accounted for 17% and 15% of commission income.

**e)      Accounts Receivable Reserves**

The Company carries its accounts receivable at cost less an allowance for doubtful accounts.   On a periodic basis, the Company evaluates its accounts receivables and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current conditions.   No allowance for doubtful account was required at October 31, 2017.

**f)      Income Taxes**

The Company is taxed as an S-corporation for federal and state income tax purposes and, thus, no provision has been recorded for income tax expense in the financial statements.   Taxable income of the Company is passed through to the stockholder and reported on his individual tax returns.   The Company is subject to New York City unincorporated business taxes.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions.   At October 31, 2017, the Company did not have any unrecognized tax benefits or liabilities.   The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities.   There are presently no ongoing income tax examinations.

**g)      Fair Value of Financial Instruments**

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.

**h)      Subsequent events**

The Company has performed an evaluation of events that have occurred subsequently to October 31, 2017 through January 10, 2018, the date of the filing of this report.   There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of October 31, 2017.

**Note 3 –**     **Commissions Receivable**

The Company has outstanding receivables consisting of commissions earned for performing execution services for customer broker-dealers.   The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.   However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes.   As of October 31, 2017, $24,104 of commissions receivable were considered non-allowable.

**Note 4 –**     **Subordinated Borrowings**

Subordinated liabilities consist of a subordinated loan agreement which was approved by the New York Stock Exchange. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan may not be repaid.   The loan is payable to the Company's shareholder.

|  | Maturity Date | Interest Rate | Face Value |
|---|---|---|---|
| Subordinated Loan | April 30, 2019 | 6% | $50,000 |

**Note 5 –**     **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   At October 31, 2017 the Company had net capital of $147,993, which was $140,876 in excess of its required net capital of $7,116.   The Company's net capital ratio was .7212 to 1.

**Note 6 –**     **Commitments and Contingencies**

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

**Note 7 –**     **Bank Loan Payable**

The Company has access to a $100,000 bank line of credit with a maturity date of November 23, 2017 at a rate of 5.25%.   As of October 31, 2017, there was no outstanding liability on the line of credit.   The line of credit is guaranteed by a shareholder of the company.